Akili, Inc.

125 Broad Street, Fifth Floor

Boston, Massachusetts 02110

VIA EDGAR

October 13, 2022

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Doris Stacey Gama and Laura Crotty

Re:	Akili, Inc. Acceleration Request for Registration Statement on Form S-1, as amended File No. 333-267031

	Requested Date:	October 17, 2022
	Requested Time:	4:00 p.m. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Akili, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 17, 2022, at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Sarah Ashfaq at (212) 459-7238 or William A. Magioncalda at (212) 459-7247. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Sarah Ashfaq.

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If you have any questions regarding this request, please contact Sarah Ashfaq of Goodwin Procter LLP at (212) 459-7238.

Sincerely,

Akili, Inc.

/s/ Santosh Shanbhag
Santosh Shanbhag
Chief Financial Officer

cc:	Sarah Ashfaq, Goodwin Procter LLP